UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108**
(CUSIP Number)

Kiang Hua Lew	With a copy to:
CDH Inservice Limited 1503 International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong +852-3518-8000	Kathryn King Sudol Simpson Thacher & Bartlett LLP ICBC Tower, 3 Garden Road, 35th Floor Hong Kong +852-2514-7622
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH Inservice Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		124,688,540[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[1] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 33,088,540 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
2 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		124,688,540[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[3] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 33,088,540 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
4 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		124,688,540[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[5] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
5 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 33,088,540 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
6 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings III Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		124,688,540[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[7] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540[7]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
7 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 33,088,540 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
8 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS China Diamond Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		124,688,540[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole voting power with respect to such shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		124,688,540[9] ordinary shares. Each of the other Reporting Persons described herein may also be deemed to have sole dispositive power with respect to such shares

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

124,688,540[9]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
9 Including (i) 91,600,000 ordinary shares of the issuer and (ii) 33,088,540 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.
10 Based on 1,003,270,326 ordinary shares outstanding as of April 8, 2011 according to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010.

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011 (the “Original Filing”) relating to ordinary shares, US$0.001 par value per share (the “Ordinary Shares”), of CNinsure Inc., a Cayman Islands exempted company with limited liability (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), each ADS representing 20 Ordinary Shares. The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG”.
This Amendment No. 1 is being filed jointly on behalf of CDH Inservice Limited (“CDH Inservice”), CDH China Growth Capital Fund II, L.P. (“CDH Fund II”), CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital Holdings”), China Diamond Holdings III Limited (“China Diamond Holdings III”) and China Diamond Holdings Company Limited (“China Diamond Holdings Company”) (each a “Reporting Person”).
Unless otherwise stated herein, the Original Filing remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Filing.
Item 2. Identity and Background
Item 2 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 6 below, CDH Inservice, the Founder Parties and the Sponsor have entered into an agreement which terminates the Consortium Agreement. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 below, CDH Inservice, the Founder Parties and the Sponsor have withdrawn the Proposal. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 3.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On September 14, 2011, CDH Inservice, the Founder Parties and the Sponsor submitted a letter (the “Proposal Withdrawal Letter”) to the Special Committee of the Board of Directors of the Issuer which notified the Issuer that such parties had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal was effective as of September 14, 2011. A copy of the Proposal Withdrawal Letter is being filed as an exhibit to this Amendment No. 1. The information set forth in Item 6 below is hereby incorporated by reference into this Item 4.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
In connection with the withdrawal of the Proposal, CDH Inservice, the Founder Parties and the Sponsor have entered into a termination agreement, dated as of September 15, 2011 (the “Termination Agreement”), which terminates the Consortium Agreement. A copy of the Termination Agreement is being filed as an exhibit to this Amendment No. 1. The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

Item 7. Materials to Be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 4	Proposal Withdrawal Letter to the Special Committee of the Board of Directors of the Issuer dated September 14, 2011

Exhibit 5	Termination Agreement, dated as of September 15, 2011, by and among Yinan Hu, Kingsford Resources Limited, CDH Inservice Limited and the TPG Asia V MU, Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: September 15, 2011

CDH Inservice Limited

By:
/s/ Kiang Hua Lew Name: Kiang Hua Lew
Title: Director

CDH China Growth Capital Fund II, L.P.

By:	CDH China Growth Capital Holdings Company Limited, its General Partner

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

CDH China Growth Capital Holdings Company Limited

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

China Diamond Holdings III Limited

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

China Diamond Holdings Company Limited

By:	/s/ Shangzhi Wu

Name: Shangzhi Wu
Title: Director

EXHIBIT INDEX

Exhibit 4	Proposal Withdrawal Letter to the Special Committee of the Board of Directors of the Issuer dated September 14, 2011

Exhibit 5	Termination Agreement, dated September 15, 2011, by and among Yinan Hu, Kingsford Resources Limited, CDH Inservice Limited and the TPG Asia V MU, Inc.